Filed pursuant to Rule 433
Registration No. 333-208507
ROYAL BANK OF CANADA
$1,500,000,000
4.650% NON-VIABILITY CONTINGENT CAPITAL
SUBORDINATED NOTES DUE JANUARY 27, 2026
FINAL TERM SHEET
DATED JANUARY 22, 2016

Terms and Conditions

Issuer:	Royal Bank of Canada (the “Bank”)

Title of the Series:	4.650% Non-Viability Contingent Capital Subordinated Notes Due 2026 (the “Notes”)

Expected Ratings1:	A(low) / Baa1 / A- (DBRS / Moody’s / S&P)

Principal Amount:	$1,500,000,000

Issue Price:	99.786%

Trade Date:	January 22, 2016

Settlement Date (T+3):	January 27, 2016

Maturity Date:	January 27, 2026

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	4.650%

Treasury Benchmark:	2.250% UST due November 2025

Treasury Benchmark Price:	101-24

Treasury Yield:	2.052%

Re-offer Spread to Treasury Benchmark:	T + 262.5bps

Re-Offer Yield:	4.677%

Fees:	0.350%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Interest Payment Dates:	Semi-annually on each January 27 and July 27, beginning July 27, 2016

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Ranking:
The Notes will be the Bank’s direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada), which, if the Bank becomes insolvent or is wound-up (prior to the occurrence of a Non-Viability Trigger Event (as defined below)), will rank equally with the Bank’s other subordinated indebtedness and will be subordinate in right of payment to the claims of our depositors and other unsubordinated creditors.

The common shares of the Bank (the “Common Shares”) that would be issued upon the occurrence of a Non-Viability Trigger Event will rank on parity with all other outstanding Common Shares of the Bank.

Conversion Upon Occurrence of Non-Viable Contingent Capital Non-Viability Trigger Event:
Upon the occurrence of a Non-Viability Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, into a number of Common Shares equal to (Multiplier x Note Value) ÷ Conversion Price (rounding down, if necessary, to the nearest whole number of Common Shares) (an “NVCC Automatic Conversion”).  For the purposes of the foregoing:

“Non-Viability Trigger Event” has the meaning set out in the Office of the Superintendent of Financial Institutions Canada (“OSFI”) Guideline for Capital Adequacy Requirements (CAR), Chapter 2 ‒ Definition of Capital, effective January 2013, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Non-Viability Trigger Event:

•      the Superintendent of Financial Institutions (Canada) (the “Superintendent”) publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•      a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

“Multiplier” is 1.5.

“Conversion Price” means the greater of (i) the Floor Price and (ii) the Current Market Price of the Common Shares.

“Floor Price” is equal to C$5.00. The Floor Price will be subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be computed to the nearest one-tenth of one cent provided that no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”), measured in Canadian dollars, if such shares are then listed on the TSX, for the 10 consecutive trading days ending on the trading day preceding the date of the Non-Viability Trigger Event (the “VWAP Period”).  If the Common Shares are not then listed on the TSX, for the purpose of the foregoing calculation reference shall be made to the principal securities exchange or market on which the Common Shares are then listed or quoted or, if no such trading prices are available, “Current Market Price” shall be the fair value of the Common Shares as reasonably determined by the board of directors of the Bank.

“Note Value” means the par value of a Note plus accrued and unpaid interest on such Note, expressed in Canadian dollars.  For the avoidance of doubt, the “par value” of a Note shall mean the principal amount of the Note. In determining the Note Value of any Note, the par value thereof and any accrued and unpaid interest thereon shall be converted from U.S. dollars into Canadian dollars on the basis of the closing exchange rate between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) reported by the Bank of Canada on the date immediately preceding the date of the Non-Viability Trigger Event (or if not available on such date, the date on which such closing rate was last available prior to such date). If such exchange rate is no longer reported by the Bank of Canada, the relevant exchange rate for calculating the Note Value in Canadian dollars shall be the simple average of the closing exchange rates between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) quoted at approximately 4:00 p.m., New York City time, on such date by three major banks selected by the Bank.

In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Agreement with Respect to Principal and Interest Deemed Paid upon NVCC Automatic Conversion:
By acquiring any Note, each holder or beneficial owner of such Note or any interest therein, including any person acquiring any such Note or interest therein after the date hereof, irrevocably consents to the principal amount of the Note and any accrued and unpaid interest thereon being deemed paid in full by the issuance of Common Shares upon the occurrence of a Non-Viability Trigger Event and the resulting NVCC Automatic Conversion, which occurrence and resulting NVCC Automatic Conversion shall occur without any further action on the part of such holder or beneficial owner or The Bank of New York Mellon as trustee, or BNY Trust Company of Canada as Canadian trustee.

Redemption:
The Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, from time to time, on not less than 30 days’ and not more than 60 days’ prior notice to the registered holders of the Notes, at any time (i) within 90 days following a Regulatory Event Date (as defined in the Prospectus), or (ii) following the occurrence of a Tax Event (as defined in the Prospectus), in each case, at par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Redemption:	None

Use of Proceeds:	The net proceeds from the sale of Notes will be added to the Bank’s general funds and will be utilized for general banking purposes.

CUSIP / ISIN:	780082AD5 / US780082AD52

Lead Managers and Joint Bookrunners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:
Academy Securities, Inc.
ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
Capital One Securities, Inc.
Desjardins Securities Inc.
Fifth Third Securities, Inc.
ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
Santander Investment Securities Inc.
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

The Bank has filed a registration statement (including a base prospectus dated January 8, 2016) and a preliminary prospectus supplement dated January 22, 2016 (together with the base prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and the other documents that the Bank has filed with the SEC for more complete information about the Bank and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the Prospectus if you request them by contacting RBC Capital Markets, LLC toll-free at 1-866-375-6829, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.